Keter Group SA

6435 S. Scatterfield Rd

Anderson, IN 46013

December 21, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Keter Group SA

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-259583

CIK No. 0001866907

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Keter Group SA (the “Company”) hereby requests that the Registration Statement on Form F-1 (File No. 333-259583), initially filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its ordinary shares at this time. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding these matters, please contact our counsel at Kirkland & Ellis LLP, Timothy Cruickshank, P.C., at (212) 446-4794.

Thank you for your assistance in this matter.

Very truly yours,

Keter Group SA

/s/ Alejandro Pena
Name:	Alejandro Pena
Title:	Chief Executive Officer